Company Contacts:
Camelot Information Systems Inc.
Mr. Franklin King, Interim Chief Financial Officer
Tel: +86 (10) 6441 9980 ext. 8120
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Acct. Mgr.
Tel: +86 (10) 8573 1014 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Inc. Announces Unaudited First-Quarter 2013 Financial Results

BEIJING, June 10, 2013 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry IT services in China, today announced unaudited financial results for the first quarter ended March 31, 2013.

First-Quarter Financial and Operating Highlights:

•	Net revenues were $59.6 million in the first quarter of 2013, as compared to $57.1 million in the same period in 2012
•	Net revenues from enterprise application services (EAS) were $36.5 million, as compared to $39.3 million in the same period in 2012
•	Net revenues from financial industry IT services (FIS) were $23.1 million, a 29.9% increase year-over-year due to strong demand and solid execution
•	Gross profit was $11.8 million, as compared to $12.7 million in the same period in 2012
•
Loss from operations was $3.8 million, as compared to a loss from operations of $1.6 million in the same period in 2012. Adjusted operating loss1 was $2.8 million, as compared to adjusted operating income of $0.6 million in the same period in 2012

•
Net loss attributable to Camelot was $4.3 million, as compared to a net loss attributable to Camelot of $0.8 million in the same period in 2012. Adjusted net loss attributable to Camelot1 was $3.3 million, as compared to adjusted net income attributable to Camelot of $1.4 million in the same period in 2012

1	For more information about the adjusted (i.e. non-GAAP) financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

“Camelot achieved modest revenue growth in the first quarter of 2013, despite slower customer contract activities with large State-owned customers.  Our FIS segment is running at full capacity and delivered strong growth as compared to the first quarter of last year.  EAS has higher exposure to these large customers and reported lower revenues and margins,” commented Mr. Simon Ma, Camelot’s Chairman and Chief Executive Officer. “We believe our business remains fundamentally solid, although our customer activity remains slow, and we are monitoring the contract activity of our large customers.”

First-Quarter 2013 Financial Results

Net revenues for the quarter ended March 31, 2013 increased 4.4% to $59.6 million from $57.1 million in the same period in 2012.

Net Revenues by Segment (in thousands, except percentage)

Segment	Three Months Ended March 31, 2013		Three Months Ended March 31, 2012
Enterprise application services (EAS)	$36,496	61.2%	$39,308	68.8%
Financial industry IT services (FIS)	23,138	38.8%	17,815	31.2%
Total net revenues	$59,634	100.0%	$57,123	100.0%

EAS net revenues decreased 7.2% year-over-year to $36.5 million in the quarter. The revenue decrease was primarily due to slower order activity among large customers, primarily State-owned companies. EAS net revenues amounted to 61.2% of total net revenues in the quarter. FIS net revenues increased 29.9% year-over-year to $23.1 million. FIS net revenues accounted for 38.8% of the quarter’s total net revenues.

Cost of revenues increased 7.7% to $47.9 million from $44.4 million in the same period in 2012.  Adjusted cost of revenues increased 7.8% to $47.8 million from $44.4 million in the same period in 2012. Adjusted cost of revenues excludes $22,000 of share-based compensation expense and $16,000 of acquisition-related intangible expense.

Gross profit decreased 7.3% to $11.8 million from $12.7 million in the same period in 2012.  Adjusted gross profit decreased 7.4% to $11.8 million from $12.8 million in the same period in 2012.   The gross margin was 19.7% in the quarter, as compared to 22.2% in the same period in 2012.  The adjusted gross margin was 19.8% in the quarter, as compared to 22.3% in the same period in 2012.  Gross margins declined year over year due to lower utilization in the EAS segment.

Operating expenses were $15.7 million in the quarter, as compared to $14.3 million in the same period in 2012. Adjusted operating expenses were $14.7 million, as compared to $12.1 million in the same period in 2012.  Operating expenses increased year-over-year primarily due to higher general and administrative expense from management initiatives to centralize budgeting and contract issuance and monitoring.  Adjusted operating expenses exclude $630,000 of share-based compensation expense and $357,000 of acquisition-related intangible expense.

Operating loss was $3.8 million, as compared to an operating loss of $1.6 million in the same period in 2012. Adjusted operating loss was $2.8 million, as compared to adjusted operating income of $0.6 million in the same period in 2012.

Net loss attributable to Camelot in the first quarter of 2013 was $4.3 million, as compared to a net loss attributable to Camelot of $0.8 million in the same period in 2012.  Adjusted net loss attributable to Camelot for the first quarter of 2013 was $3.3 million, as compared to adjusted net income attributable to Camelot of $1.4 million in the same period in 2012.

Balance Sheet and Cash Flow

As of March 31, 2013, the Company had $74.3 million in cash, cash equivalents, and term deposits, as compared to $95.5 million in cash, cash equivalents, short-term investments, and term deposits, as of December 31, 2012. The decrease was mainly due to a $4.3 million net loss, a $9.7 million increase in accounts receivable, and a $6.9 million decrease in other current liabilities.

Days’ sales outstanding2 (“DSO”) were 192 days in the first quarter of 2013, an increase of 12 days from 180 days in the prior quarter.

Employees

The Company’s headcount increased to 6,097 as of March 31, 2013, which included 5,314 information technology (IT) professionals, versus 6,085 total employees and 5,343 IT professionals at the end of the fourth quarter. Of the IT professionals, EAS employee headcount numbered 2,180, and FIS employee headcount numbered 3,134.

Agreement with Original Tansun Shareholders

As disclosed in our annual report on Form 20-F for the year ended December 31, 2012, in September 2012, the Company and the original selling shareholders of Tansun (who are current employees of the Camelot Group) signed an agreement requiring an upcoming negotiation with respect to a performance-based incentive plan for these employees. In accordance with the agreement, the Company paid U.S. $2.4 million (RMB 15 million) to the relevant employees as a temporary deposit to demonstrate a good-faith gesture with regard to the upcoming negotiations. The deposit is scheduled to be returned upon the earlier of: (1) the achievement of three negotiation milestones as stipulated in the agreement, in three equal payments; and (2) by May 31, 2013 unconditionally. In November 2012, both parties mutually agreed that the first milestone had been reached, and thus, one third (U.S. $0.8 million or RMB 5 million) of the deposit was returned to the Company. The remaining balance of U.S. $1.6 million (RMB 10 million) was included under Other Current Assets,

2
Calculated by dividing average accounts receivable, net of deferred revenue, by rolling gross revenues before business tax and related surcharges, and multiplying by 360 days. Rolling gross revenues are for the 12 months ended March 31, 2013.

as of December 31, 2012. As of the date of this release, the negotiations have not yet been completed. The Company has agreed to extend the return date of the remaining balance of the deposit to October 2013, and therefore, the balance of the deposit is still included under Other Current Assets, as of March 31, 2013.

Business Outlook

Second Quarter of 2013

Camelot expects net revenues in the second quarter of 2013 of approximately $62 million, roughly flat with the same period in 2012.

In addition, Camelot expects an adjusted net income attributable to Camelot of approximately $1.0 million in the second quarter of 2013.

Full-Year 2013

For full-year 2013, Camelot expects net revenues of approximately $260 million, representing a 2.3% increase from the prior year.

Camelot also expects full-year 2013 adjusted net income attributable to Camelot of approximately $5.0 million, representing a 14.4% decrease from the prior year.

Conference Call Information

Camelot senior management will host a conference call at 8:00 a.m. (U.S. Eastern Daylight Time) / 5:00 a.m. (U.S. Pacific Daylight Time) / 8:00 p.m. (Beijing / Hong Kong time) on Monday, June 10, 2013 to discuss the Company’s first-quarter 2013 financial results.

The conference call may be accessed by calling:
US Toll free:	(866) 318-8616
US Toll / International:	(617) 399-5135
Hong Kong toll free:	800.96.3844
HK Toll:	852.3002.1672
UK toll free:	08082347616
UK toll:	44.207.365.8426
South China toll free / China Telecom:	10 800 130 1713
North China toll free / China Netcom:	10 800 713 1756
China toll:	86 4008811630
Taiwan toll free:	0809090400

Passcode: 74025977

Please dial in approximately 10 minutes before the scheduled time of the call.

A replay of the conference call may be accessed by phone at the following numbers until 11:59 p.m. Central China Time on June 17, 2013:

US Toll free:	(888) 286-8010
US Toll / International:	(617) 801-6888

Passcode: 49290262

A live webcast of the conference call and recording of the conference call will be available on the investor relations page of Camelot’s website at www.camelotchina.com.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP, Camelot uses the non-GAAP (“adjusted”) financial measures of gross profit and margin, operating expenses, operating income and margin, net income attributable to Camelot Information Systems Inc. and margin, and diluted earnings per share and diluted earnings per ADS, which are adjusted from results based on U.S. GAAP to exclude impairment of intangible assets, impairment of goodwill, share-based compensation, acquisition-related intangible amortization, and changes in fair value of contingent consideration. The non-GAAP financial measures are provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future.  The non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results.  In addition, our calculation of the non-GAAP financial measures may differ from the calculations used by other companies, and therefore comparability may be limited.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2010 revenue and by the number of SAP consultants as of December 31, 2010. Camelot also ranked as number-one in the banking testing market in 2010, according to IDC.  Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.

SAFE HARBOR

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

– financial tables follow –

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Balance Sheets (Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	March 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$74,152	$93,876
Term deposits	109	313
Restricted cash	1,079	1,137
Short-term investments	–	1,284
Billed accounts receivable	42,210	45,279
Unbilled accounts receivable	117,992	105,240
Other current assets	24,595	23,395
Total current assets	260,137	270,524
Property and equipment, net	4,232	4,393
Intangible assets	11,401	11,949
Long term investment	704	–
Other long-term assets	1,954	2,062
Total assets	278,428	288,928

Liabilities and equity
Current liabilities
Consideration payable in connection with business acquisition	3,001	2,992
Other current liabilities	73,025	79,877
Total current liabilities	76,026	82,869
Other non-current liabilities	2,588	2,786
Total liabilities	78,614	85,655
Equity (a)	199,814	203,273
Total liabilities and equity	$278,428	$288,928

Note:
(a) As of March 31, 2013, there were 190,926,475 ordinary shares issued and 185,069,020 shares outstanding.

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	Three Months Ended March 31,
	2013	2012
Net revenues	$59,634	$57,123
Cost of revenues(1)(2)	(47,868)	(44,429)
Gross profit	11,766	12,694
Selling and marketing(1)(2)	(3,480)	(4,609)
General and administrative(1)(2)	(9,593)	(7,984)
Research and development costs	(2,659)	(1,667)
Changes in fair value of contingent consideration for acquisition	–	(47)
Total operating expense	(15,732)	(14,307)
Government subsidies	133	–
Loss from operations	(3,833)	(1,613)
Interest expense	(15)	(92)
Interest income	213	349
Loss before provisions for income tax	(3,635)	(1,356)
Income tax (expense) benefit	(650)	293
Net loss of an equity investment, net of tax	(3)	–
Net Loss	(4,288)	(1,063)
Noncontrolling interest	1	225
Net Loss attributable to Camelot Information Systems Inc.(3)	$(4,287)	$(838)

Earnings per share
Basic-ordinary shares	$(0.02)	$0.00
Diluted-ordinary shares	$(0.02)	$0.00

Earnings per ADS
Basic-ADSs	$(0.09)	$(0.02)
Diluted-ADSs	$(0.09)	$(0.02)

Weighted average shares outstanding
Basic-ordinary shares	185,069,020	177,621,367
Diluted-ordinary shares	185,069,020	177,621,367

Weighted average ADSs outstanding
Basic-ADSs	46,267,255	44,405,342
Diluted-ADSs	46,267,255	44,405,342

Net Loss	(4,288)	(1,063)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	171	68
Comprehensive loss	$(4,117)	$(995)

Less: comprehensive income attributable to the noncontrolling interest	(5)	217
Comprehensive loss attributable to Camelot Information Systems Inc.	$(4,122)	$(778)

(1) Includes the following amounts of share-based compensation expenses for the periods indicated:

	Three Months Ended March 31,
	2013	2013
Cost of revenues	$22	$24
Selling and marketing	122	1,087
General and administrative	508	498
Total share-based compensation expenses	$652	$1,609

(2) Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the periods indicated

	Three Months Ended March 31,
	2013	2012
Cost of revenues	$16	$32
Selling and marketing	285	481
General and administrative	72	71
Total acquisition-related intangible amortization expenses	$373	$584

(3) The following table sets forth the reconciliation of our adjusted net loss attributable to Camelot Information Systems Inc. to the U.S. GAAP net loss attributable to Camelot Information Systems Inc.:

	Three Months Ended March 31,
	2013	2012
Net loss attributable to Camelot Information Systems Inc. (U.S. GAAP)	$(4,287)	$(838)
Share-based compensation	652	1,609
Acquisition-related intangible amortization	373	584
Changes in fair value of contingent consideration	–	47
Total adjusted amounts	1,025	2,240
Adjusted net (loss) income attributable to Camelot Information Systems Inc.	$(3,262)	$1,402

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(U.S. Dollars in Thousands)
	Three-Month Periods Ended March 31,
	2013	2012
Cash flow from operating activities:
Net Loss	$(4,288)	$(1,063)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	241	265
Amortization of intangible assets	559	690
Deferred income taxes	555	482
Provision for account receivable	(199)	(429)
Share-based compensation	652	1,609
Gains on disposal of property and equipment	25	18
Change in fair value of contingent consideration for acquisition	–	47
Net loss of an equity investment, net of tax	3	–
Changes in operating assets and liabilities:
Accounts receivable	(9,146)	(7,663)
Other assets	(1,724)	(645)
Accounts payable	(3,311)	(2,686)
Other liabilities	(3,407)	(6,993)
Net cash used in operating activities	(20,040)	(16,368)

Cash flow from investing activities:
Purchase of term deposits	(67)	(733)
Maturity of term deposits	278	10,768
Deposit of restricted cash	40	3,558
Maturity of short term investment	1,286	–
Proceeds from disposal of property and equipment	9	4
Purchase of property and equipment	(88)	(141)
Purchase of intangible assets and other assets	–	(56)
Purchase of businesses, net of cash acquired	–	(3,500)
Capital injection into a joint venture	(708)	–
Net cash provided by investing activities	750	9,900

Cash flow from financing activities:
Proceeds from bank borrowing	282	2,544
Repayment of bank borrowing	(624)	(7,505)
Payment of contingent consideration for an acquisition	–	(1,949)
Net cash used in financing activities	(342)	(6,910)

Effect of foreign exchange rate changes	(92)	31

Net decrease in cash and cash equivalents	(19,724)	(13,347)
Cash and cash equivalents, beginning of period	93,876	57,128
Cash and cash equivalents, end of period	74,152	43,781

CAMELOT INFORMATION SYSTEMS INC.
Reconciliations of Adjusted Financial Measures to Comparable GAAP Measures (Unaudited)
(US Dollars in Thousands, Except per Share Data and Percentage)

	Three Months Ended March 31, 2013				Three Months Ended March 31, 2012
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues	$47,868	$(38)	(a)	$47,830	$44,429	$(56)	(a)	$44,373
Gross profit	11,766	38	(a)	11,804	12,694	56	(a)	12,750
Operating expenses	15,732	(987)	(a)	14,745	14,307	(2,184)	(a)	12,123
Operating income (loss)	(3,833)	1,025	(a)	(2,808)	(1,613)	2,240	(a)	627
Net income (loss)	(4,287)	1,025	(a)(d)	(3,262)	(838)	2,240	(a)	1,402
Net gross margin	19.7%	0.1%	(b)	19.8%	22.2%	0.1%	(b)	22.3%
Net operating margin	(6.4%)	1.7%	(a)	(4.7%)	(2.8%)	3.9%	(a)	1.1%
Net margin	(7.2%)	1.7%	(a)	(5.5%)	(1.5%)	3.9%	(a)	2.4%
Diluted EPS	$(0.02)	$0.00	(c)	$(0.02)	$0.00	$0.01	(c)	$0.01
Diluted EPADS	$(0.09)	$0.02	(c)	$(0.07)	$(0.02)	$0.05	(c)	$0.03

Notes:

(a) The non-GAAP adjustments include share-based compensation expenses, amortization expense related to intangible assets acquired for business acquisition, changes in fair value of contingent consideration and impairment of goodwill and intangible assets, where were presented in the notes (1) and (2) below Condensed Consolidated Statements of Operations (Unaudited) for the reconciliation process

(b) Adjustments to exclude acquisition-related intangible assets amortization expense and share-based compensation recorded in cost of sales, $38 and $56 for the three-month period ended March 31, 2013 and 2012.

(c) Adjusted diluted EPS is computed by dividing adjusted net income attributable to Camelot Information Systems Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

(d) Net income refers to net income attributable to Camelot.

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